SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

Amendment No. 5

HEARTLAND EXPRESS, INC.
__________________________________________________________________________________
(Name of Issuer)

COMMON STOCK
__________________________________________________________________________________
(Title of Class of Securities)

422347 10 4
________________________________________________________________________________
(CUSIP Number)

Lawrence D. Crouse
P.O. Box 480
Burke, SD 57523
Telephone:  (605) 775-3020
Facsimile:  (605) 775-2086
____________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2016
_________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  422347 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Lawrence D. Crouse
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions)

PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.	Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power

47,565
	8.	Shared Voting Power

	9.	Sole Dispositive Power

47,565
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

47,565
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.	Percent of Class Represented by Amount in Row (11)

0.1% (1)
14.	Type of Reporting Person (See Instructions)

IN
_____________________

CUSIP NO.:  422347 10 4

(1)	Based on 83,438,702 shares of Common Stock outstanding as of January 19, 2016.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Heartland Express, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 901 North Kansas Avenue, North Liberty, IA 52317.

Item 2.        Identity and Background.
(a)    This Statement is being filed on behalf of Lawrence D. Crouse.
(b)    The business address of the Mr. Crouse is P. O. Box 480, Burke, South Dakota 57523.
(c)    The principal occupation of Mr. Crouse is independent business owner. Mr. Crouse serves as a director of the Issuer.
(d) - (e)    During the last five years, Mr. Crouse has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)    Mr. Crouse is a citizen of the United States of America.
Item 3.        Source and Amount of Funds or Other Consideration.
Mr. Crouse previously served as either trustee, co-trustee, or voting trustee of various trusts established for the benefit of the family of Ann S. Gerdin.  Mr. Crouse resigned from these positions on January 19, 2016.

By virtue of his former position as trustee, co-trustee, or voting trustee, Mr. Crouse was deemed to have beneficial ownership over an aggregate of 11,597,654 shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. Mr. Crouse did not have a pecuniary interest in any shares deemed to be beneficially owned by him solely by virtue of his former position as trustee, co-trustee, or voting trustee.

This Schedule 13D is being filed to reflect the decrease in the number of shares of Common Stock deemed to be beneficially owned by Mr. Crouse due to his resignation as trustee, co-trustee, or voting trustee of various trusts established for the benefit of the family of Ann S. Gerdin.

Mr. Crouse may from time to time use his personal funds to purchase Common Stock for investment purposes.

Item 4.        Purpose of Transaction.
    The transactions described in Item 3 were made in conjunction with estate planning for Ann S. Gerdin.

Mr. Crouse is a director of the Issuer and, as a result, in the ordinary course may take actions to influence management, business, and affairs of the Issuer.

Mr. Crouse does not have any present plans or proposals with respect to any action referred to in sections (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

(a) - (b)     As of January 19, 2016, there were 83,438,702 shares of Common Stock outstanding. As of the date hereof, Mr. Crouse beneficially owns 47,565 shares of Common Stock, representing approximately 0.1% of the issued and outstanding shares of Common Stock. Mr. Crouse has the sole power to vote and dispose of 47,565 shares of Common Stock.

(c) Transactions Effected During the Past 60 Days or since the most recent filing of Schedule 13D, whichever is less:

The following transaction with respect to shares of Common Stock was effected by the reporting person since the most recent filing of 13D.
On January 15, 2016, a remainder interest of 2,333,854 shares of Common Stock was distributed from the Ann S. Gerdin 2009 Grantor Retained Annuity Trust to the 2007 Gerdin Heartland Trust. Mr. Crouse served as trustee of the 2007 Gerdin Heartland Trust at such date and had voting and dispositive power with respect to this trust at such date but did not have any pecuniary interest in the shares of Common Stock held by the trust.
On January 19, 2016, Mr. Crouse resigned as trustee of the 2005 Gerdin Children's Trust. This trust owns 2,043,372 shares of Common Stock.
On January 19, 2016, Mr. Crouse resigned as trustee of the 2007 Gerdin Heartland Trust. This trust owns 5,003,805 shares of Common Stock.
On January 19, 2016, Mr. Crouse resigned as trustee of the 2009 Gerdin Heartland Trust. This trust owns 4,802,738 shares of Common Stock.
On January 19, 2016, Mr. Crouse resigned as co-trustee of twelve trusts created for the benefit of the Gerdin grandchildren. These trusts own 97,752 shares of Common Stock, collectively.
On January 19, 2016, Mr. Crouse resigned as voting trustee of shares represented by voting trust certificates which are owned by Gerdin Family Investments, LP. These voting trust certificates represent 1,936,276 shares of Common Stock.

(d)    Not applicable.

(e)    Mr. Crouse ceased to be the beneficial owner of more than 5% of the issued and outstanding shares of Common Stock as of January 19, 2016.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Except as described in Items 3, 4, and 5 of this Statement, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Mr. Crouse and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Lawrence D. Crouse

/s/ Lawrence D. Crouse, by Thomas Hill, pursuant to power of attorney previously filed

Dated: February 4, 2016